Exhibit 99.1

Luxoft Holding, Inc Reports Results for Second Quarter FY2018

LONDON, November 16, 2017- Luxoft Holding, Inc (NYSE:LXFT), a global IT service provider, today announced results for the three months ended September 30, 2017.

Second Quarter FY2018 Highlights

•                  Revenue of $228.0 million, up 16.1% year-over-year and up 9.0% sequentially

•                  Adjusted EBITDA of $38.6 million and adjusted EBITDA margin of 16.9%, compared to $37.4 million and 19.1% in the year-ago quarter

•                  GAAP net income of $18.4 million, up 13.2% year-over-year and up 191.9% sequentially

•                  Non-GAAP net income of $28.0 million, up 0.7% from $27.8 million in the year-ago quarter and up 63.8% from $17.1 million last quarter

•                  Diluted GAAP EPS of $0.54, compared to $0.48 in the year-ago quarter

•                  Non-GAAP diluted EPS of $0.82, compared to $0.83 in the year-ago quarter

•                  As of September 30, 2017, total number of employees was 13,090; Annual revenue per billable engineer was $82,800, up 4.9% year-over-year and up 9.0% sequentially

Note:  Reconciliations of non-GAAP to GAAP measures are included at the end of the release.

“Second quarter results were largely in line with our expectations as execution of our strategic transformation drove strong growth in several verticals and offset moderating demand patterns among our top two accounts,” said Dmitry Loschinin, Luxoft’s CEO and President. “Key highlights of our progress include year-over-year revenue growth of 75.6% in Automotive, 43.2% in Financial Services excluding the top two accounts, and 26.0% in Telecom.  Overall, we generated 37.5% revenue growth year-over-year outside our top two accounts, which demonstrates the steady progress we are making in transforming our business through new vertical growth, strengthened key platform-architecture expertise and expanded delivery-center scale. Importantly, we also further increased our High Performance Accounts (HPAs) which reached nearly 36.6% of revenue.”

During the quarter, the Company continued to expand its global sales and delivery, including opening a new office in Bangalore, India and increasing its presence in Asia Pacific (APAC) through the acquisition of derivIT.  In addition to diversifying across attractive new verticals, emphasis was placed on generating balanced growth across key global markets.  Progress here includes Q2 year-over-year revenue growth of 54.9% in APAC, 21.2% in Europe and 17.1% in North America.

The Company continued to decrease client concentration of its top two accounts while driving improved operating and financial performance. The top two accounts in the second quarter amounted to 35.4% of revenue, representing a 10.1% point decrease year-over-year.  On the same basis, the top five accounts amounted to 46.7% of revenue, representing an 11.4% point decrease and the top ten accounts amounted to 57.5% of revenue, a decrease of 11.1% points.

Mr. Loschinin concluded, “We continue to place strategic emphasis on accelerating our shift to digital innovation as demand for complex digital and cloud-based deployments remain strong. Looking ahead, we are confident that our overall strategy is aligned with the long-term trends across each of our verticals as we look to become an increasingly critical strategic partner for our customers. The entire management team is focused on driving stronger execution, building momentum across our verticals and further driving our business transformation. We believe we are taking the right steps to best position Luxoft for long-term sustainable growth and value creation for our shareholders.”

Outlook for the Financial Year Ending March 31, 2018

The Company is reiterating its full-year outlook which includes:

•                  Revenue is expected to be at least $920 million, which represents an increase of at least 17.1% year over year

•                  Adjusted EBITDA margin is expected to be in the range of 15.5% - 16.5%

•                  Diluted EPS on GAAP basis is expected to be at least $1.53, and diluted EPS on a non-GAAP basis at least $2.85

•                  EPS is based on an estimated weighted average of 34.4 million diluted shares

Conference Call Information

The Company will host a conference call to review the results on Friday, November 17, 2017 at 8:00 a.m. ET. To participate, please dial 877-407-8293 or 201-689-8349 (outside the U.S.) or access the live webcast here.

A replay will be available two hours after the call at http://investor.luxoft.com or by dialing 877-660-6853 or 201-612-7415 (outside the U.S.) and entering the conference ID 13672381. The replay will be available until December 1, 2017.

About Luxoft

Luxoft (NYSE:LXFT) is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. Its offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Its managed delivery model is underpinned by a highly-educated workforce, allowing the Company to continuously innovate upwards on the technology stack to meet evolving digital challenges.

Luxoft has more than 13,000 employees across 42 offices in 21 countries within five continents, with its operating headquarters office in Zug, Switzerland. For more information, please visit the website.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Inquires	Media Inquiries
Tracy Krumme	Patrick R. Corcoran
Vice President, Investor Relations	Global Director, External Relations
212-964-9900 ext. 2460	212-964-9900 ext. 2453
IR@luxoft.com	Press@luxoft.com
Twitter: @Luxoft

LUXOFT HOLDING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	September 30,	As of March 31,
	2017	2017
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$56,102	$109,558
Restricted cash, current	3,946	4,000
Trade accounts receivable, net of allowance for doubtful accounts of $1,217 at September 30, 2017 and $435 at March 31, 2017	182,526	144,862
Unbilled revenue	37,727	14,454
Work-in-progress	2,073	2,805
Due from related parties	952	1,084
VAT and other taxes receivable	2,579	1,732
Advances issued	3,415	2,740
Other current assets	6,829	5,224
Total current assets	296,149	286,459

Non-current assets
Restricted cash, non-current	2,917	1,399
Deferred tax assets	4,925	3,423
Property and equipment, net	48,076	49,571
Intangible assets, net	126,818	120,430
Goodwill	93,378	76,918
Other non-current assets	6,894	9,007
Total non-current assets	283,008	260,748
Total assets	$579,157	$547,207

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$1,504	$633
Accounts payable	19,663	24,402
Accrued liabilities	44,554	38,513
Deferred revenue	6,433	3,815
Due to related parties	562	460
Taxes payable	23,613	21,283
Payable under foreign exchange contracts	1,283	295
Payable for acquisitions, current	15,265	17,221
Other current liabilities	1,817	2,025
Total current liabilities	114,694	108,647

Deferred tax liability, non-current	13,815	16,907
Payable for acquisitions, non-current	19,605	32,206
Other non-current liabilities	4,609	2,629
Total liabilities	152,723	160,389

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,697,103 issued and outstanding with no par value as at September 30, 2017, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017)	—	—
Additional paid-in capital	149,291	133,192
Common stock held in treasury, at cost (124,664 shares as of September 30, 2017; 93,813 shares as of March 31, 2017)	(7,980)	(6,028)
Retained earnings	288,265	263,508
Accumulated other comprehensive loss	(3,174)	(3,886)
Total shareholders’ equity attributable to the Group	426,402	386,786
Non-controlling interest	32	32
Total equity	426,434	386,818
Total liabilities and equity	$579,157	$547,207

LUXOFT HOLDING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share and per share amounts)

	For the three months		For the six months ended
	ended September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

Sales of services	$228,030	$196,457	$437,272	$374,506
Operating expenses
Cost of services (exclusive of depreciation and amortization)	139,305	114,908	274,904	220,660
Selling, general and administrative expenses	58,199	54,315	116,262	103,239
Depreciation and amortization	9,915	7,990	20,645	15,225
Gain from revaluation of contingent liability	(870)	(44)	(2,090)	(444)
Operating income	21,481	19,288	27,551	35,826

Other income and expenses
Interest income/(expense), net	42	(28)	59	4
Unwinding of discount rate for contingent liability	103	(388)	(698)	(505)
Other gains/(losses), net	457	327	946	734
Gain/(Loss) from derivative financial instruments	(3)	(30)	89	361
Net foreign exchange (loss)/ gain	(356)	21	1,124	(646)
Income before income taxes	21,724	19,190	29,071	35,774
Income tax expense	(3,284)	(2,899)	(4,314)	(5,403)
Net income	$18,440	$16,291	$24,757	$30,371
Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$18,440	$16,291	$24,757	$30,371

Basic EPS per Class A and Class B ordinary share Net income attributable to the Group per ordinary share	$0.55	$0.49	$0.74	$0.91
Weighted average ordinary shares outstanding	33,570,633	33,208,472	33,537,185	33,202,121

Diluted EPS per Class A and Class B ordinary share Diluted net income attributable to the Group per ordinary share	$0.54	$0.48	$0.72	$0.90
Diluted weighted average ordinary shares outstanding	34,116,417	33,739,017	34,206,683	33,855,169

LUXOFT HOLDING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months		For the six months ended
	ended September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited
Net income	$18,440	$16,291	$24,757	$30,371
Other comprehensive (loss) income, net of tax
Gains on derivative financial instruments, net of tax effect of $(21) and $54; $72 and $166	80	(253)	(653)	610
Translation adjustments with no tax effects	695	(740)	1,365	(1,645)
Total other comprehensive (loss) income	775	(993)	712	(1,035)
Comprehensive income	$19,215	$15,298	$25,469	$29,336

Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$19,215	$15,298	$25,469	$29,336

LUXOFT HOLDING, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars)

	For the six months ended
	ended September 30,
	2017	2016
	(unaudited)
Operating activities
Income from operations	$24,757	$30,371

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	20,645	15,225
Deferred tax benefit	(1,711)	(781)
Income from derivative financial instruments	(89)	(361)
(Income)/ Loss on foreign exchange	(1,124)	646
Provision for doubtful accounts	622	60
Gain from revaluation of contingent liability	(2,090)	(444)
Unwinding of discount rate for contingent liability, loss	698	505
Share-based compensation	14,237	13,889

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(45,423)	(14,150)
Work-in-progress	732	(2,026)
Due to and from related parties	234	396
Accounts payable and accrued liabilities	(4,114)	2,903
Deferred revenue	2,605	(813)
Changes in other assets and liabilities	(793)	2,772
Net cash provided by operating activities	9,186	48,192

Investing activities
Purchases of property and equipment	(11,332)	(8,354)
Purchases of intangible assets	(2,127)	(1,907)
Acquisitions, net of cash acquired	(34,155)	(54,464)
Restricted cash	125	—
Net cash used in investing activities	(47,489)	(64,725)

Financing activities
Net repayment of short-term borrowings	(138)	(6,028)
Acquisition of business, deferred consideration	(12,707)	(4,534)
Repurchases of common stock	(2,017)	(930)
Repayment of capital lease obligations	(69)	(60)
Net cash used in financing activities	(14,931)	(11,552)

Effect of exchange rate changes on cash and cash equivalents	(222)	(271)
Net decrease in cash and cash equivalents	(53,456)	(28,356)
Cash and cash equivalents at beginning of year	109,558	108,545
Cash and cash equivalents at end of period	$56,102	$80,189

LUXOFT HOLDING, INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended September 30,				Six Months Ended September 30,
	2017	2017		2017	2017	2017		2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	21,481	10,715	(a)	32,196	27,551	22,619	(a)	50,170
Operating margin	9.4%	4.7%		14.1%	6.3%	5.2%		11.5%
Net income	18,440	9,596	(b)	28,036	24,757	20,399	(b)	45,156
Diluted earnings per share	$0.54			$0.82	$0.72			$1.32

	Three Months Ended September 30,				Six Months Ended September 30,
	2016	2016		2016	2016	2016		2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	19,288	12,286	(a)	31,574	35,826	20,103	(a)	55,929
Operating margin	9.8%	6.3%		16.1%	9.6%	5.4%		14.9%
Net income	16,291	11,555	(b)	27,846	30,371	18,497	(b)	48,868
Diluted earnings per share	$0.48			$0.83	$0.90			$1.44

LUXOFT HOLDING, INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(a)	2017	2016	2017	2016
Adjustments to GAAP operating income
Stock-based compensation expense	$6,185	$9,029	$14,237	$13,889
Amortization of purchased Intangible assets	3,657	2,446	8,030	4,553
Gain from revaluation of contingent liability	(870)	(44)	(2,090)	(444)
Acquisition related costs	1,743	855	2,442	2,105
Total Adjustments to GAAP income from operations	$10,715	$12,286	$22,619	$20,103

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(b)	2017	2016	2017	2016
Adjustments to GAAP net income
Stock-based compensation expense	$6,185	$9,029	$14,237	$13,889
Amortization of purchased Intangible assets	3,657	2,446	8,030	4,553
(Gain)/ Loss from revaluation of contingent liability and unwinding of discount rate for contingent liability	(973)	344	(1,392)	61
Acquisition related costs	1,743	855	2,442	2,105
Tax effect of the adjustments	(1,016)	(1,119)	(2,918)	(2,111)
Total Adjustments to GAAP net income	$9,596	$11,555	$20,399	$18,497

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net income	$18,440	$16,291	$24,757	$30,371
Adjusted for:
Interest (Income)/ Expense	(42)	28	(59)	(4)
Unwinding of discount rate for contingent liability, (gain)/ loss	(103)	388	698	505
Income tax	3,284	2,899	4,314	5,403
Depreciation and Amortization	9,915	7,990	20,645	15,225
EBITDA	$31,494	$27,596	$50,355	$51,500
Adjusted for
Stock based compensation	6,185	9,029	14,237	13,889
Gain from revaluation of contingent liability	(870)	(44)	(2,090)	(444)
Acquisition related costs	1,743	855	2,442	2,105
Adjusted EBITDA	$38,552	$37,436	$64,944	$67,050

LUXOFT HOLDING, INC.

Schedule of supplemental information

(Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended September 30,
	2017		2016
Client location	Amount	% of sales	Amount	% of sales
North America	$78,835	34.6%	$67,345	34.3%
Europe (excl. U.K.)	68,033	29.8%	56,116	28.6%
U.K.	52,164	22.9%	57,221	29.1%
Russia	17,872	7.8%	8,055	4.1%
APAC	10,002	4.4%	6,456	3.3%
Other	1,124	0.5%	1,264	0.6%
Total	$228,030	100.0%	$196,457	100.0%

	Revenue for the six Months Ended September 30,
	2017		2016
Client location	Amount	% of sales	Amount	% of sales
North America	$158,661	36.3%	$115,341	30.8%
Europe (excl. U.K.)	133,534	30.5%	109,181	29.2%
U.K.	100,293	22.9%	118,341	31.6%
Russia	25,434	5.8%	15,000	4.0%
APAC	17,027	3.9%	14,305	3.8%
Other	2,323	0.6%	2,338	0.6%
Total	$437,272	100.0%	$374,506	100.0%

	Revenue for the three Months Ended September 30,
	2017		2016
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$129,174	56.6%	$123,137	62.7%
Automotive and transport	40,778	17.9%	23,227	11.8%
Digital	26,067	11.4%	22,071	11.2%
Telecom	24,023	10.5%	19,059	9.7%
Healthcare	7,684	3.4%	8,570	4.4%
Other	304	0.2%	393	0.2%
Total	$228,030	100.0%	$196,457	100.0%

	Revenue for the six months ended September 30,
	2017		2016
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$242,644	55.5%	$245,504	65.6%
Automotive and transport	75,912	17.4%	48,679	13.0%
Digital	51,898	11.9%	41,943	11.2%
Telecom	49,566	11.3%	28,993	7.7%
Healthcare	16,417	3.8%	8,570	2.3%
Other	835	0.1%	817	0.2%
Total	$437,272	100.0%	$374,506	100.0%

LUXOFT HOLDING, INC.

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures

(Unaudited)

(In thousands of US dollars, except share, per share amounts and percentages)

Year Ended March 31, 2018
Revenue	$920,000

Net income	$53,695
Adjusted for:
Interest Expense	(236)
Income tax	9,476
Depreciation and Amortization	45,368
EBITDA	$108,303
Adjusted for:
Stock based compensation	29,501
Loss from revaluation of contingent liability	(350)
Acquisition related costs	5,185
Adjusted EBITDA	$142,639
Adjusted EBITDA margin	15.5%

Net income	$53,695
Adjusted for:
Stock-based compensation expense	29,501
Amortization of purchased Intangible assets	17,437
Loss from revaluation of contingent liability	(350)
Acquisition related costs	5,185
Tax effect of the adjustments	(6,960)
Total adjustments to Net Income	$44,813
Adjusted Net Income	$98,508
Diluted weighted average ordinary shares outstanding	34,397,900
Adjusted EPS	$2.86

	Year Ended March 31, 2018
	GAAP	Adjustments	Non-GAAP
Net income	$53,695	$44,813	$98,508
Diluted earnings per share	$1.56		$2.86